SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 22 April 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
Update on Capital Assessment Review
22 April 2010

On 31 March 2010 the Bank announced that it would expect to be in a position to make a further announcement in relation to its capital plans when clarity regarding the outcome of discussions with the EU regarding the Bank's Restructuring Plan had been reached.  On 16 April 2010 the Bank announced details of its progress in negotiations with the European Commission ("EC") in relation to its Restructuring Plan.  The Bank confirms that it has commenced discussions with a number of potential institutional investors with a view to assessing interest in a capital raise.  Any such transaction may be effected through a combination of a rights issue, a firm placing to institutional investors, a conversion of part of the State's 2009 Preference Stock into ordinary equity on market terms and selective liability management.  Based on the current envisaged structure, the Bank expects that the State would continue to be a minority shareholder in the Bank.  A further announcement will be made in due course.

Ends.

John O'Donovan	Andrew Keating	Geraldine Deighan	Dan Loughrey
Group Chief Financial Officer	Director of Group Finance	Head of Group Investor Relations	Head of Communications
Tel: +353 (0) 766 23 4703	Tel: + 353 1 604 3509	Tel: + 353 (0) 766 23 4729	Tel: + 353 (0) 766 23 4770

This announcement does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security in the capital of the Bank of Ireland in any jurisdiction.
This announcement is not an offer of securities for sale in the United States. No securities of the Bank of Ireland have been or will be registered under the US Securities Act of 1933, as amended (the ''Securities Act''), or under the securities legislation of any state or other jurisdiction of the United States.  Accordingly, the securities of the Bank of Ireland may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in or into the United States absent registration under, or an exemption from, the registration requirements of the Securities Act and in compliance with any relevant state securities laws. There will be no public offer of the securities of the Bank of Ireland in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 22 April 2010